Form N-SAR

Sub-Item 77Q1(b)

Text of Proposals Described in Sub-Item 77D

Global Unconstrained Bond Portfolio

33-63212, 811-7736

Global Unconstrained Bond Portfolio

On June 16, 2016, the Board of Trustees of Global Unconstrained Bond Portfolio (the “Portfolio”) approved changes to the Portfolio’s investment strategies to expand the Portfolio’s ability to invest in commodity-linked investments. Effective October 5, 2016, the Portfolio will invest in Janus Aspen Global Unconstrained Bond Subsidiary, Ltd., a wholly-owned subsidiary of the Portfolio organized under the laws of the Cayman Islands (the “Subsidiary”), to gain additional exposure to commodity-linked investments. The Subsidiary, in turn, will invest in commodity index-linked swaps, exchange-traded funds that invest in commodities or commodities-related investments, exchange-traded notes, and certain other commodity-linked derivatives.

The following paragraph is added after the sixth paragraph in the “Principal Investment Strategies” section:

The Portfolio’s exposure to the commodity markets, in whole or in part, may be made through investment in a wholly-owned subsidiary of the Portfolio organized under the laws of the Cayman Islands (the “Subsidiary”), which is generally subject to the same investment policies and restrictions as the Portfolio. The Subsidiary may invest in commodity index-linked swaps, exchange-traded funds that invest in commodities or commodities-related investments, exchange-traded notes, and certain other commodity-linked derivatives. The Subsidiary may also invest in other investments such as cash or U.S. Treasuries which may serve as margin or collateral for the Subsidiary’s commodity-linked derivative positions.